July 5, 2005

Thomas S. Clark, Esq..
The Travelers Insurance Company
One Cityplace
Hartford, Connecticut 06103-3415

Re: The Travelers Insurance Company
        Initial Registration Statement on Form S-2 (333-126255)

Dear Mr. Clark:

The staff has reviewed the above-referenced registration statement, which was received by the Commission on June 30, 2005. The registration statement received a selective review based on the representation in your letter dated June 29, 2005 that the prospectus contained in the registration statement is substantially similar to the prospectus in a currently effective registration statement of the registrant (File No. 333-83072). Based on our limited review, we have the following comments (page numbers refer to the courtesy copy):

1.   Exhibits, Financial Statements, etc.

All exhibits, financial statements and certain other information not included in the registration statement must be filed in a pre-effective amendment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please respond to these comments with a pre-effective amendment to the registration statement or in a letter. If you believe that you do not need to change the registration statement in response to a comment, please describe the basis for your position.

Although we have completed an initial review of the registration statement, it is subject to further review after initial comments are resolved. Accordingly, we reserve the right to make further comments to the registration statement and to any forthcoming pre-effective amendment . After we have resolved all issues, the registrant and its underwriter must both request an acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 942-0552. Mail or deliveries should include a reference to Mail Stop 5-6, and to our zip code 20549-0506. My facsimile number is (202) 728¬0680 and my email address is eisensteinh@sec.gov.

Sincerely,

Harry Eisenstein
Senior Counsel
Office of Insurance Products